Member	Capital Contribution (USD)	Units	Percentage	Notes
Hugo Christopher Hinrichsen	$ 1.000,00	4.806.345,00	32,08%	
Jennifer Lynn Bonilla	$ 350.228,00	4.650.183,00	31,03%	
Ostro Inversiones LTDA	$ 499.999,85	809.278,00	5,40%	
Crowdfunding Investors	$ 2.500.000,00	3.746.104,00	25,00%	
ESOP	$ -	972.500,00	6,49%	
Total	**$ 3.351.227,85**	**14.984.410,00**	**100,00%**	
Crowdfunding Investors PPU	0,6673600			
Investment Amount	$ 2.500.000,00			
Pre-Money Valuation	**$ 7.500.000,00**			
Shares to be Isssued	3.746.104,00			
Post-Money Valuation	**$ 10.000.000,00**	*Desired Valuation*		